ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

August 5, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

[redacted]

08004274

PROCESSED
AUG 14 2008
THOMSON REUTERS

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
5 August 2008 (ASX: Announcement & Media Release – Share Purchase Plan)

8/13

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

5 August 2008

ASX ANNOUNCEMENT AND MEDIA RELEASE

SHARE PURCHASE PLAN

The Directors of First Australian Resources Limited ("FAR" "the Company") are pleased to advise that the Company's Share Purchase Plan ("SPP") has now closed with applications received in respect of 13,037,500 shares, totalling in excess of $1 million.

The Directors would like to take this opportunity to thank shareholders for their continued support which, together with the placement of $4 million to domestic and international institutional and sophisticated investor clients of Hartleys Limited, funds the Company for its exciting work programme.

Over the coming months the Company's work programme includes:

- Testing of the Stokes Bay-1 well which has potential reserves in excess of 200 BCF gas or 10 million BBL oil;
- Exploration drilling at NE Waller, Texas, where several prospects have been identified by FAR, targeting potential reserves in excess if 50BCFE;
- The drilling of an exploration well at Lake Long, South Louisiana with potential reserves in excess of 150,000 BBL oil and 1BCF gas;
- Farm-out marketing of the +1billion BBL oil potential Senegal project; and
- Progression of development planning in the Beibu Gulf, Offshore China.

It is expected that shares the subject of the SPP will be allotted on Monday 11 August 2008 and that holding statements will be mailed to shareholders on Wednesday 13 August 2008.

For information on FAR's drilling activities visit our website at www.far.com.au

NOTE: In accordance with Chapter 5 of the Listing Rules, the geological information in this release has been reviewed by Dr Igor Effimoff, a geologist with 35 years experience. He is a member of American Association of Petroleum Geology, the Society of Petroleum Engineers, the Society of Exploration Geophysicists and the Geological Society of America. Dr Effimoff has given his consent to the information in the form and context in which it appears.

END

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au